UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                  No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

In August 2021, Sanofi issued the press releases attached hereto as Exhibits 99.1 and 99.2 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated August 6, 2021: FDA approves Nexviazyme® (avalglucosidase alfa-ngpt), an important new treatment option for late-onset Pompe disease

Exhibit 99.2

Press release dated August 5, 2021: Phase 3 trial of Libtayo® (cemiplimab) combined with chemotherapy stopped early due to significant improvement in overall survival in patients with first-line advanced non-small cell lung cancer

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated August 6, 2021: FDA approves Nexviazyme® (avalglucosidase alfa-ngpt), an important new treatment option for late-onset Pompe disease

Exhibit 99.2

Press release dated August 5, 2021: Phase 3 trial of Libtayo® (cemiplimab) combined with chemotherapy stopped early due to significant improvement in overall survival in patients with first-line advanced non-small cell lung cancer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 9, 2021	SANOFI

By	____/s/ _Alexandra Roger_______________
Name: Alexandra Roger
Title: Head of Securities Law and Capital Markets

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